

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Mail Stop 3720

June 17, 2009

Mr. Ian Livingston
Chief Executive
BT Group plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

> **RE:** **BT Group plc**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed May 27, 2009**
> **File No. 1-08819**

Dear Mr. Livingston:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 2

1.  Please include a narrative discussion of the company's indebtedness position and the terms of material outstanding debt arrangements. Discuss the extent to which you will need to obtain new financing in the future and assess potential sources of such financing. Also describe any specific material limitations imposed on your ability to raise additional debt or non-debt financing, whether pursuant to existing facilities or otherwise.

Item 5.E Off-Balance Sheet Arrangements, page 2

2. We note your disclosure on page 44 of the Annual Report included as Exhibit 15.2 to your Form 20-F that you have off-balance sheet arrangements pertaining to operating leases and capital commitments and guarantees, as disclosed in Note 27 to your financial statements. However, the only off-balance sheet arrangements described in Note 27 are the guarantees relating to certain lease entered into by $O_2$ UK Limited. Please either disclose the company's other off-balance sheet arrangements or clarify your disclosure.

Item 7. Major Shareholders and Related Party Transactions, page 3

3. Please revise your disclosure to include a statement indicating whether your major shareholders have different voting rights than your other shareholders. See Item 7A(1)(c) of Form 20-F. In addition, disclose the portion of your securities held in the United States. See Item 7A(2) of Form 20-F.

Item 10. Additional Information, page 4

4. Please disclose any governmental laws, decrees, regulations or other legislation of the home country of the company which may have a material affect the import or export of capital, including the availability of cash and cash equivalents for use by the company's group. See Item 10D(1) of Form 20-F.

BT Global Services, Actions taken, page 10
Note 3. Operating cost, page 96

5. We note that you recognized a £1.6 billion contract and financial reviews charge (£1.598 million in operating costs and £41 million in revenue) and credited various balance sheet accounts (£1.3 billion related to contract costs previous capitalized). Please address the following comments.

- Tell us in more detail the nature of this charge and the accounting basis for this charge including references to the applicable accounting literature.
- Tell us what you mean by "[t]hese charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in assumptions and estimates, particularly in the light of the current economic outlook." We note your disclosures on page 30. In addition, revise your disclosures under "Critical accounting estimates and key judgments" on page 85 to disclose the significant assumptions and estimates and quantify the impact that reasonably likely changes to these assumptions and estimates will have on your financial statements. Please provide us with the proposed disclosures.
- Tell us why you undertook a review of your contracts and why this review was limited to your "largest and most complex contracts." In addition, tell us why the contracts not reviewed did not have similar issues.

- Tell how you are accounting for these contracts. Refer to your basis in the accounting literature.
- Tell us whether you have changed your previous accounting for these contracts. If so, tell us the nature and reason for the change including references to the applicable accounting literature. We note your revenue recognition policy for contracts.
- Tell us the impact this charge had on your disclosure controls and procedures and internal control over financial reporting. If none, tell us why. We note some of your process improvements were in place by the end of 2009 and the rest will be implemented in 2010.

Line of business results, page 34

6. Refer to Note 1, Operating results by line of business. It appears that you evaluate your segment performance based on the segment result "operating loss (profit) before specific items." Please provide a detailed discussion of how you evaluate each segment's performance based on this measure. Your discussion should include what this measure tells you about the current and future operations of each segment, including trends. In addition, discuss how you used this measure to allocate resources to each segment. We note that you expect to reduce your 2010 capital expenditures to £2.7 billion. Please provide us with your proposed disclosures.

Alternative performance measures, page 47

7. For the investors' ease of reference, please consider presenting all reconciliations of non-GAAP measures here.

8. We are unable to locate the reconciliation of EBITDA. Please revise to provide the reconciliation or tell us where it is located in the filing. We note that EBITDA presented on page 12 is adjusted for specific items. Please revise to present EBITDA as defined on page 47.

9. We are unable to locate the reconciliation of Adjusted operating profit (loss). We note that only 2009 reflected an adjustment for the contract and financial reviews charge of £1.6 billion. Please revise to provide the reconciliation or tell us where it is located in the filing.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director